Exhibit 11

Nano-Proprietary, Inc.

Computation of Income (Loss) Per Share

	Three Months ended March 31,
	2005	2004

Computation of loss per common share:

Net loss applicable to common shares	$(1,469,192)	$(1,111,641)

Weighted average number of common shares	97,914,179	94,961,000

Net income (loss) per common share	$(0.02)	$(0.01)

Computation of income ( loss ) per common
share assuming full dilution**

** No computation of diluted loss per common share is included for any period because such computation results in an antidilutive loss per common share.